Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fidelity Bankshares, Inc.
Commission File Number: 000-29040
July 27, 2006
Answers to your questions about today’s announcement
Why is Fidelity Bankshares, Inc. merging with National City?
We’ve chosen to merge with National City because of the tremendous opportunities that this partnership offers our company, our stockholders and you, our employees. National City views Fidelity Federal as a strong platform for revenue growth.
The powerful combination of our companies will more quickly strengthen and broaden the products and services we provide and greatly expand our geographic reach and channels through which we meet the financial services needs of our customers.
Does National City plan to close any of our branches?
National City does not intend to close any Fidelity branches.
What will happen to my job? Will my duties change? Are positions going to be affected as a result of the merger?
Keep in mind that National City intends to merge with Fidelity Federal because of the tremendous growth opportunities that will result. The company is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force. As a result, long term, we actually expect expanded opportunities for employees and ultimately, for employment opportunities to grow.
There is the potential for some job impacts, most likely in certain back office functions. National City does not intend to close any branches. Rather, the company will focus on expanding our existing network.

For those who might be affected, National City, like Fidelity, is a caring and compassionate employer committed to providing resources and support to help employees affected by any change.
Again, National City’s focus is on growing our business, including continuing to expand our branch network. Ultimately, there will be enhanced employment opportunities.
When will the merger be complete?
It is anticipated that the transaction will close in the first quarter of 2007, subject to regulatory and shareholder approvals.
Will my benefits package change?
At this time, we do not expect our benefits to change for the rest of 2006.
We can say that National City offers one of the most comprehensive benefits and compensation packages in our industry. More information will be provided as it becomes available.
What kinds of changes can we expect to see and when?
The powerful combination of our companies will more quickly strengthen and broaden the products and services we provide and greatly expand our geographic reach as well as the channels through which we meet the financial services needs of our customers.
Fidelity Federal will change to the National City name at some point after the transaction closes and about the time systems conversion has been completed. Regarding changes in systems, procedures and other aspects, information will be provided over the course of the integration period.
How do I respond to questions from my customers about this announcement?
Please let them know that we are excited about the proposed combination with National City. As a result of this merger, we will be able to provide our customers with an enhanced array of products and services. Both now and in the future, our customers can expect to experience the same high level of service that they have always received at Fidelity Federal. We will uphold our local decision-making and customer- and community-driven culture.
When and how will I learn more about what’s going to happen?

We will establish ongoing communication channels regarding the merger, including a process for employees to submit questions. Details are being worked out and will be shared in the coming weeks.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.
The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Fidelity Bankshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.